Michael I. Kovach

Dear Michael:

On behalf of LivePerson, Inc. (the “Company”) I am pleased to provide you with the following terms and conditions regarding your employment with the Company:

1.	Employment. In your role as the Company’s Senior Vice President, Corporate Controller, you agree to devote your full business time, best efforts, skill, knowledge, attention and energies to the advancement of the Company’s business and interests and to the performance of your duties and responsibilities as an employee of the Company. Nothing herein, however, shall prohibit you from engaging in civic and charitable activities, provided that such activities do not interfere with the performance of your duties and are not undertaken during business time without prior managerial approval. Any service on the board of directors of a for-profit entity must be approved in advance by the President or CEO of the Company and will be subject to such conditions as the President or CEO of the Company may establish. You agree to abide by the rules, regulations, instructions, personnel practices and policies of the Company and any changes therein that may be adopted from time to time by the Company.

2.	Base Salary. Your current, annualized base salary is set at $220,500, less all applicable taxes and withholdings, payable in installments in accordance with the Company’s regular payroll practices. This base salary may be adjusted from time to time in the sole discretion of the Company, but will not be materially reduced except as part of a programmatic reduction that applies to similarly situated employees.

3.	Annual Discretionary Bonus. Following the end of each fiscal year, you may be eligible to receive a retention and performance bonus. Any bonus amount you may receive for a given fiscal year (the “Annual Discretionary Bonus”) will be as determined by the Company in its sole discretion and pursuant to its bonus practices and policies as they may exist from time to time. You must be an active employee of the Company on the date any Annual Discretionary Bonus is distributed in order to be eligible for and to earn any such bonus award, as it also serves as an incentive to remain employed by the Company.

4.	Benefits. You may continue to participate in any and all benefit programs that the Company establishes and makes available to its employees from time to time, provided that you are eligible under (and subject to all provisions of) the plan documents that govern those programs. Benefits are subject to change at any time in the Company’s sole discretion, provided that such changes also apply to similarly situated employees.

5.	Vacation and Days Off. You will continue to be eligible for a maximum of three (3) weeks of paid vacation per calendar year to be taken at such times as may be approved in advance by the Company. The number of vacation days for which you are eligible shall accrue at the rate of 1.25 days per month that you are employed during such calendar year. Except as otherwise provided herein, vacation time shall be used and accrued in accordance with the Company’s then current policies and practices. You will also be eligible for sick and personal days in accordance with the Company’s then current policies and practices.

6.	Proprietary Information, Developments, and Non-Competition. You hereby confirm and reaffirm your obligations to the Company as set forth in the Proprietary Information, Developments, and Non-Competition Agreement you previously executed for the benefit of the Company, a copy of which is attached for your ease of reference.

7.	Termination Without Cause. In the event that (a) your employment is terminated by the Company without Cause (as defined below), (b) such termination does not occur in the 12-month period following a Change of Control (as defined below), and (c) within sixty (60) days following your termination date you timely execute and do not revoke a separation and release agreement drafted by and satisfactory to the Company (the “Separation Agreement”), the Company will provide you with the following payments (the “Severance Payments”):

a.	Severance pay equal to nine (9) months of your then current base salary, payable in accordance with the Company’s standard payroll practices, and commencing on the Payment Commencement Date (as defined below);

b.	To the extent it has not already been paid, the Annual Discretionary Bonus you would have received for the prior fiscal year had you remained employed by the Company on the date such bonus was distributed (which shall be payable in a lump sum on the Payment Commencement Date);

c.	A pro-rated amount of your target Annual Discretionary Bonus for the fiscal year in which your employment is terminated (or if your target Annual Discretionary Bonus has not yet been determined by the Company, a pro-rated amount of your Annual Discretionary Bonus for the prior fiscal year), based on the number of days you have worked during the fiscal year in which your employment is terminated, and payable in a lump sum on the Payment Commencement Date; and

d.	Should you be eligible for and timely elect to continue receiving group medical insurance pursuant to the federal “COBRA” law, 29 U.S.C. § 1161 et seq., the Company will, for nine (9) months immediately following your termination date, reimburse you for the percentage of the coverage premium that the Company then pays on behalf of similarly situated, active employees. The remaining balance of any premium costs shall be paid by you. Reimbursement will be made by the Company in response to an expense report or other evidence of COBRA payments needed by the Company in detail reasonably sufficient for the Company to validate the information.

The Severance Payments shall be paid or commence, as applicable, on the first payroll period after the Separation Agreement becomes binding, but no earlier than 30 days following your date of termination; provided, however, that if the 60th day following your date of termination occurs in the calendar year following your termination, then the severance pay shall commence no earlier than January 1 of such subsequent calendar year (the “Payment Commencement Date”). All Severance Payments shall be subject to the terms and conditions set forth in Paragraph 13 below.

For purposes hereof, “Cause” shall mean a determination by the Company (which determination shall not be arbitrary or capricious) that: (i) you materially failed to perform your specified or fundamental duties to the Company or any of its subsidiaries, (ii) you were convicted of, or pled nolo contendere to, a felony (regardless of the nature of the felony), or any other crime involving dishonesty, fraud, or moral turpitude, (iii) you engaged in or acted with gross negligence or willful misconduct (including but not limited to acts of fraud, criminal activity or professional misconduct) in connection with the performance of your duties and responsibilities to the Company or any of its subsidiaries, (iv) you failed to substantially comply with the rules and policies of the Company or any of its subsidiaries governing employee conduct or with the lawful directives of the Board of Directors, or (v) you breached any non-disclosure, non- solicitation or other restrictive covenant obligation to the Company or any of its subsidiaries.

8.	Termination Without Cause or For Good Reason Within 12 Months Following a Change of Control. In the event that your employment is terminated by the Company without Cause or by you for Good Reason (as defined below), in each case within the 12-month period following a Change of Control (as defined below), and provided that within sixty (60) days following your termination date you timely execute and do not revoke a Separation Agreement, the Company will provide you with the following payments and benefits (the “Change of Control Benefits”):

a.	Severance pay equal to nine (9) months of your then current base salary, payable in accordance with the Company’s standard payroll practices, and commencing on the Payment Commencement Date;

b.	To the extent it has hot already been paid, the Annual Discretionary Bonus you would have received for the prior fiscal year had you remained employed by the Company on the date such bonus was distributed (which shall be payable in a lump sum on the Payment Commencement Date);

c.	A pro-rated amount of your target Annual Discretionary Bonus for the fiscal year in which your employment is terminated (or if your target Annual Discretionary Bonus has not yet been determined by the Company, a pro-rated amount of your Annual Discretionary Bonus for the prior fiscal year), based on the number of days you have worked during the fiscal year in which your employment is terminated, and payable in a lump sum on the Payment Commencement Date;

d.	With regard to option and/or other equity awards held by you, the following number of shares shall become immediately vested: the total number of shares of common stock subject to such award that would have vested in the 12-month period following your date of termination had you remained employed by the Company during such period. In addition, the vested portion of your option and/or other equity awards shall remain exercisable for 12 months following the date of termination, but in no event later than the original term of the option as set forth in the applicable award agreement; and

e.	Should you be eligible for and timely elect to continue receiving group medical insurance pursuant to the federal “COBRA” law, 29 U.S.C. § 1161 et seq., the Company will, for nine (9) months immediately following your termination date, reimburse you for the percentage of the coverage premium that the Company then pays on behalf of similarly situated, active employees. The remaining balance of any premium costs shall be paid by you. Reimbursement will be made by the Company in response to an expense report or other evidence of COBRA payments needed by the Company in detail reasonably sufficient for the Company to validate the information.

The Change of Control Benefits shall be paid or commence, as applicable, on the Payment Commencement Date. All Change of Control Benefits shall be subject to the terms and conditions set forth in Paragraph 13 below.

For purposes hereof, “Change of Control” shall be defined as, and limited to: any transaction or group of related transactions following which the holders (or persons or entities that directly or indirectly control, are controlled by, or are under common control with, the holders) of the Company’s voting power immediately prior to such transaction(s) no longer hold securities having the voting power necessary to elect a majority of the board of directors of the surviving entity or entities.

For purposes hereof, the term “Good Reason” shall mean one or more of the following conditions arising without your consent: (i) a material reduction in your base salary, other than as part of an across-the-board reduction applicable to other similarly situated employees; (ii) a material diminution in your duties and responsibilities; or (iii) a relocation of the Company’s principal office to a location more than 50 miles from its location on the date hereof (or from such other location to which you have consented after the date hereof). To be entitled to terminate your employment for Good Reason, you must (i) provide written notice to the Company of the event or change you consider constitutes “Good Reason” within 30 calendar days following its occurrence, (ii) provide the Company with a period of at least 30 calendar days to cure the event or change, and (iii) if the Good Reason persists following the cure period, actually resign by written resignation letter within 90 calendar days following the event or change.

9.	Termination Due to Death or Disability. In the event that your employment is terminated by the Company due to your death or Disability (as defined below), you or your estate, as applicable, shall be entitled to the following payments and benefits:

(i)     Your unpaid base salary through the date of your termination of employment, payable on the regular payday immediately following such termination date; and

(ii)     To the extent you are eligible and it has not already been paid, the Annual Discretionary Bonus you would have received for the prior fiscal year had you remained employed by the Company on the date such bonus was distributed, payable in a lump sum 60 days following your termination of employment due to death or Disability, and subject to the terms and conditions set forth in paragraph 13; and

(iii)     To the extent you were eligible to receive an Annual Discretionary Bonus for the fiscal year in which your employment is terminated due to death or Disability, a bonus for such year equal to a pro-rated amount of the Annual Discretionary Bonus you earned the prior fiscal year based on the number of days you worked during the fiscal year of your termination, or such other bonus amount as may be determined by the Board of Directors. Any such bonus shall be payable in a lump sum 60 days following your termination of employment due to death or Disability, subject to the terms and conditions set forth in paragraph 13.

For purposes hereof, “Disability” shall be defined as your inability to perform your job duties by virtue of illness or physical or mental incapacity or disability (from any cause or causes whatsoever) in substantially the manner and to the extent required prior to the commencement of such disability for periods aggregating to 180 days or more, whether or not continuous, within any continuous period of two (2) years.

10.	Termination At Any Time For Cause or Without Good Reason. In the event that your employment is terminated at any time by the Company for Cause or by you without Good Reason, you will be entitled only to your unpaid base salary through the date of your termination of employment, which shall be paid on the regular payday immediately following your termination date. You will not be entitled to any other compensation or consideration, including any bonus not yet paid, that you may have received had your employment with the Company not ceased.

11.	No Conflict. You represent that you are not bound by any employment contract, restrictive covenant or other restriction preventing you from carrying out your responsibilities for the Company, or which is in any way inconsistent with the terms of this letter. You further represent that you will not disclose to the Company or induce the Company to use any confidential or proprietary information or material belonging to any previous employer or others.

12.	At-Will Employment. This letter shall not be construed as an agreement, either express or implied, to employ you for any stated term, and shall in no way alter the Company’s policy of employment at-will, under which both the .Company, and you remain free to end the employment relationship for any reason, at any time, with or without cause or notice. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at-will” nature of your employment may only be changed by a written agreement signed by you and the Chief Executive Officer of the Company that expressly states the intention to modify the at-will nature of your employment.

Similarly, other than as set forth in Paragraphs 7, 8 and 9 above, nothing in this letter shall be construed as an agreement, either express or implied, to pay you any compensation or grant you any benefit beyond the end of your employment with the Company. Notwithstanding the foregoing, following your termination of employment with the Company you will be reimbursed for all reimbursable expenses reasonably incurred in the course of your work for the Company and documented in accordance with the Company’s then current expense reimbursement polices and practices. Any such reimbursements shall be subject to Paragraph 13(e) below.

13.	Section 409A. Subject to the provisions in this paragraph, any payments provided to you pursuant to Paragraphs 7, 8 or 9 above shall begin only upon the date of your “separation from service” (determined as set forth below), which occurs on or after the date of your termination of employment. The following rules shall apply with respect to distribution of the payments, if any, to be provided to you pursuant to Paragraphs 7, 8 or 9.

a.	It is intended that each installment of the payments provided pursuant to Paragraphs 7, 8 or 9 shall be treated as a separate “payment” for purposes of Section 409A of the Internal Revenue Code of 1986, as amended, and the guidance issued thereunder (“Section 409A”). Neither you nor the Company shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A.

b.	If, as of the date of your “separation from service” from the Company, you are not a “specified employee” (within the meaning of Section 409A), then each installment of the payments shall be made on the dates and terms set forth in Paragraphs 7, 8 or 9 as applicable.

c.	If, as of the date of your “separation from service” from the Company, you are a “specified employee” (within the meaning of Section 409A), then:

i.	Each installment of the payments due pursuant to Paragraphs 7, 8 or 9 that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when the separation from service occurs, be paid within the short-term deferral period (as defined in Section 409A) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A; and

ii.	Each installment of the payments due pursuant to Paragraphs 7, 8 or 9 that is not described in subparagraph (c)(1) above and that would, absent this subsection, be paid within the six-month period following your “separation,from service” from the Company shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, your death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following your separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of severance payments and benefits if and to the maximum extent that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-l(b)(9)(iii) (relating to separation pay upon an involuntary separation from service). Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of the second taxable year following the taxable year in which the separation from service occurs.

d.	The determination of whether and when your separation from service from the Company has occurred shall be made in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-l(h). Solely for purposes of this subparagraph (d), “Company” shall include all persons with whom the Company would be considered a single employer as determined under Treasury Regulation Section 1.409A-l(h)(3).

e.	All reimbursements and in-kind benefits provided for in this letter shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A, including, where applicable, the requirements that (i) any reimbursement is for expenses incurred during your lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred and (iv) the right to reimbursement is not subject to set off or liquidation or exchange for any other benefit.

f.	Notwithstanding anything herein to the contrary, the Company shall have no liability to you or to any other person if the payments and benefits provided pursuant to this letter that are intended to be exempt from or compliant with Section 409A are not so exempt or compliant.

14.	Entire Understanding. This letter supersedes all prior understandings and agreements, whether written or oral, relating to the terms of your employment.

If this letter correctly sets forth the terms of your continued employment with the Company, please sign the enclosed duplicate of this letter in the space provided below and return it to me. This letter will take effect as of November 6, 2009.

Sincerely,

By:	/s/ Timothy Bixby
Timothy Bixby
President, Chief Financial Officer

The foregoing correctly sets forth the terms of my continued at-will employment with LivePerson, Inc. I am not relying on any representations other than those set forth above.

/s/ Michael I. Kovach
Michael I. Kovach

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